BRF S.A.

A Public Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

Announcement to the Market

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS), pursuant to CVM Instruction 358, of January 3, 2002, announces the following to its shareholders and to the market in general:

In a report released today, August 29, 2017, the international risk rating agency S&P has downgraded the Company's global corporate rating to "BBB-" with a stable perspective. As a result, BRF maintains its investment grade and positions itself two notches above the foreign currency sovereign rating, reinforcing the agency's view that BRF maintains high liquidity, a balanced debt repayment profile and the absence of financial covenants.

São Paulo, August 29, 2017

Pedro de Andrade Faria

Global Chief Executive, Finance and Investor Relations Officer